FORM 5		U.S. SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
[ ] Check box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Required Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
of the Public Utility Holding Company Act of 1935 or Section 30(f)
of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Cline, Mark			2. Issuer Name and Ticker or Trading Symbol Diversified Corporate Resources (HIR)"			6. Relationship of Reporting Person to Issuer (Check all applicable) _x_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 10670 N. Cent. Expressway Ste. 600			3. IRS or Social Security Number of Reporting Person (Voluntary)		4. Statement for Month/Year 12/02	7. Individual or Joint/Group Filing (Check applicable line) _x_ Form filed by one Reporting Person ___ Form filed by more than one Reporting Person
(Street) Dallas, TX 75231					5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (1) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	(2)				(1)	18,200	D

  SHARES purchased at various priced ranging from 2.50 - 11.00
  SHARES PURCHASED AS VARIOUS LOTS PRIOR TO 2000

If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

FORM 5 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriva- tive Security (Instr. 5)	9. Number of Deriva- tive Securities Benefi-cially Owned at End of Year (Instr. 4)	10. Owner- ship of Derivative Security: Direct (D) or (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
				(A)	(D)	Date Exer-cisable	Expira-ion Date	Title	Amount or Number of Shares
Director's options	$.79	7/02/02	A	A		(1)	7/9/12	Common	15,000			D
Director's options

Explanation of Responses:

(1) Options vest 25% per quarter beginning 9/30/02
Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).	/S/ Mark Cline	4-4-03

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

	**Signature of Reporting Person	Date